INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

March 28, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of AAM/Bahl & Gaynor Income Growth Fund and AAM Select Income Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on March 24, 2017 regarding the amendment of the Registrant’s registration statement filed on Form N-1A with respect to the new Class T shares of the AAM/Bahl & Gaynor Income Growth Fund and AAM Select Income Fund (together, the “Funds”), each a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the registration statement (the “Amendment”) which will be filed separately.

PROSPECTUS

YOUR ACCOUNT WITH THE FUNDS

Purchase of Shares

1.
As indicated in the Registrant’s response letter dated March 24, 2017, the second sentence in the paragraph immediately following the Minimum Investments table was revised to state “[f]inancial intermediaries may provide varying arrangements for their clients to purchase and redeem shares, which may include different sales charges, additional fees and different investment minimums.” As noted in comments provided on March 3, 2017, the availability of front-end sales load waivers or discounts must be disclosed in the Prospectus; therefore, please revise the disclosure as appropriate.

Response: The Registrant has revised the sentence as follows:

“Financial intermediaries may provide varying arrangements for their clients to purchase and redeem shares, which may include different sales charges as described in this Prospectus, additional fees and different investment minimums.”

Class A Shares Purchase Programs

2.
Under the section “Net Asset Value Purchases” the first sentence states “[y]ou may be able to buy Class A shares without a sales charge if you are.” Please make an affirmative statement as to how shareholders can purchase Class A shares without a sales charge.

Response: The Registrant has replaced the sentence with the following:

“Class A shares are available for purchase without a sales charge if you are:”

Class C Purchase Programs

3.
The last sentence of the second paragraph under the heading “Class C Shares Purchase Programs,” which discusses how purchasers are entitled to elimination of a CDSC, states “[t]his includes the redemption of shares purchased through a dealer-sponsored asset allocation program maintained on an omnibus record-keeping system, provided the dealer of record has waived the advance of the first year distribution and service fees applicable to such shares and has agreed to receive such fees quarterly.” Please explain what this means and whether this disclosure should be here.

Response: This disclosure refers to the up-front payments that may be made to broker-dealers at the time of purchase of Class C shares by a broker-dealer’s clients. These payments are more fully discussed in the third paragraph of the “Distribution and Shareholder Service Plan” section. Because this disclosure describes a circumstance when the CDSC will be waived, the Registrant believes it is appropriate to include in this section. The disclosure has been moved to the bullet point list in the same section describing circumstances when the CDSC is not applied.

4.
The first sentence in the third paragraph under the heading “Class C Shares Purchase Programs” states “[a] CDSC may not be applied in the following cases.” As noted an earlier comment, please revise the sentence to make a more affirmative statement.

Response: The Registrant has revised the sentence as follows:

“A CDSC will not be applied ~~may not be applied~~ in the following cases:”

Class T Shares

5.
The second sentence of the last paragraph under the heading “Class T Shares” was revised to state “[c]ertain financial intermediaries through whom you may invest in Class T shares may impose their own investment fees (other than a sales load), policies and procedures for purchasing and selling Fund shares, which are not described in this Prospectus or the SAI, and which will depend on the policies, procedures and trading platforms of the financial intermediary.” Since the Registrant previously affirmed in its response letter on March 24, 2017 that all sales loads and sales loads waivers are described in the Prospectus, please remove “(other than sales loads)” from this sentence as it may be confusing to investors as to whether they pay a sales load.

Response: The Registrant has removed the disclosure as suggested.

Methods of Buying

6.
The sixth sentence in the discussion of “Methods of Buying - Through a Broker-Dealer or Other Financial Intermediary” was revised to state “[a] financial intermediary which offers shares may require the payment of additional fees from its individual clients (other than a sales load) which may be different than those described in this Prospectus.” Similar to the comment in #5 above, please consider removing “(other than a sales load)” as it may be confusing to investors. Also, please consider changing “which may be different” to indicate that the fees charged by a financial intermediary may be in addition to the fees described in the Prospectus.

Response: The Registrant has revised the sentence as follows:

“A financial intermediary which offers shares may require the payment of additional fees from its individual clients ~~(other than a sales load)~~ which may be in addition to ~~different than~~ those described in this Prospectus.”

* * * * *

Please contact the undersigned should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake
Secretary

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